Exhibit (a)(5)(TT)

Grand Chip Investment GmbH

Frankfurt am Main

Announcement pursuant to section 21 para. 2 sentence 1 in conjunction with section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG))

THE INFORMATION CONTAINED IN THIS DOCUMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.

On 29 July 2016, Grand Chip Investment GmbH, with registered office in Frankfurt am Main, Germany (“Bidder”), published the offer document (the “Offer Document”) for its voluntary public takeover offer (“Takeover Offer”) to the shareholders of AIXTRON SE, with registered office in Herzogenrath, Germany (“AIXTRON”), for the acquisition of their no-par value registered shares (auf den Namen lautende Stückaktien) in AIXTRON (collectively, “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”), at the price of EUR 6.00 per tendered AIXTRON Share in cash.

The acceptance period for this Takeover Offer was set to expire on 7 October 2016, 24:00 hrs local time Frankfurt am Main, Germany, and 6:00 p.m. local time New York, United States, respectively.

In accordance with the Offer Document, the Takeover Offer and any contracts which come into existence as a result of the acceptance of the Takeover Offer, are subject to the conditions precedent specified in Section 4.2 of the Offer Document (the “Offer Conditions”), unless validly waived by the Bidder.

The Bidder has decided to amend the Offer Condition set out in Section 4.2.1 of the Offer Document (“Minimum Acceptance Threshold”) by lowering the aggregate number of AIXTRON Shares (including AIXTRON Shares represented by ADSs) for which the Takeover Offer has to be validly accepted without the acceptance having been validly withdrawn at the time of the expiration of the Acceptance Period to a total of at least 56,472,898 AIXTRON Shares (including the AIXTRON Shares represented by AIXTRON ADSs). The amended Minimum Acceptance Threshold corresponds to an acceptance quota of at least 50.1 per cent of the total number of 112,720,355 AIXTRON Shares (including the AIXTRON Shares represented by AIXTRON ADSs) issued on the Announcement Date (23 May 2016).

The Takeover Offer still remains subject to the fulfilment of the Offer Conditions set out in sections 4.2.1 (as amended), 4.2.3 and 4.2.4 of the Offer Document, which must be fulfilled by the end of the acceptance period. Furthermore, the Takeover Offer still remains subject to the fulfilment of the Offer Conditions set out in Sections 4.2.2 (ii)-(iv) of the Offer Document,

which can be fulfilled after the expiration of the acceptance period, but no later than 28 February 2017.

As a result of the amendment to the Takeover Offer, the acceptance period has been extended by law by two weeks. Thus, the Takeover Offer may be accepted until 21 October 2016, 24:00 hrs local time Frankfurt am Main, Germany, and 6:00 p.m. local time New York, United States, respectively.

The amendment to the Takeover Offer as well as an English translation of that amendment are available for download on the internet under http://www.grandchip-aixtron.com.

The amendment of the Takeover Offer is also available for distribution free of charge in Germany at Deutsche Bank AG, GSS/Issuer Services, Post-IPO Services, Taunusanlage 12, 60325 Frankfurt am Main, Germany, fax: +49 (0)69 910-38794, e-mail: dct.tender-offers@db.com.

In addition, the English translation of the amendment of the Takeover Offer is available free of charge from D.F. King & Co., Inc. at D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, United States, e-mail: AIXG@dfking.com and by calling D.F. King & Co., Inc. at +1 (877) 478-5043 (toll-free in the United States).

Frankfurt am Main, 6 October 2016

Grand Chip Investment GmbH

Important Information

This announcement pursuant to section 21 para. 2 sentence 1 in conjunction with section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The Takeover Offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by ADSs) commenced on 29 July 2016. The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to the Offer Document as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), the amendment thereto and related offer materials prepared by the Bidder. The English translation of the Offer Document, the amendment thereto and related offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO, as amended from time to time. AIXTRON has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer.

The Tender Offer Statement, including the Offer Document, a related letter of transmittal and other related offer materials, as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s website at www.sec.gov. In addition, the Bidder’s Tender Offer Statement and other documents it has filed or will file with the SEC are or will be available at www.grandchip-aixtron.com.